At registrant's Annual Meeting on April 30, 2015, stockholders voted on the following matters reportable under this Sub-Item:

1) a proposal to approve registrant providing investment advisory services to outside accounts, with 10,161,293 shares voted for and 949,317 shares voted against the proposal.